UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

155 Harlem Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan
Financial Statements
As of December 31, 2014 and 2013
Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Steering Committee
Illinois Tool Works/Plan Administrator

We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ITW Savings and Investment Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of ITW Savings and Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

By: /s/ Grant Thornton LLP
Chicago, Illinois
June 26, 2015

ITW Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2014 and 2013

Employer Identification Number 36-1258310
Plan Number 003

ITW SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2014 and 2013

Employer Identification Number 36-1258310, Plan Number 003

	2014	2013
ASSETS:
Receivables
Notes receivable from participants	$61,903,662	$72,211,134
Rollovers	263,394	-
Other income	25,178	32,561
Total receivables	62,192,234	72,243,695

Investments at fair value
Plan’s interest in Master Trust	2,758,575,749	2,926,984,747

Total assets	2,820,767,983	2,999,228,442

LIABILITIES:
Administrative expenses payable	405,726	557,943

Net assets reflecting all investments at fair value	2,820,362,257	2,998,670,499

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(8,947,353)	(8,197,599)

NET ASSETS AVAILABLE FOR BENEFITS	$2,811,414,904	$2,990,472,900

The accompanying notes to financial statements
are an integral part of these statements.

ITW SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions
Company	$62,494,515
Participant	84,802,492
Rollovers	14,886,871
Total contributions	162,183,878

Plan’s interest in Master Trust net investment gain	162,441,175

Interest income on notes receivable from participants	1,942,899

Benefits paid to participants	(301,094,223)

Administrative expenses	(2,798,267)

Net increase before net transfers to other plans	22,675,462

Net transfers to other plans (Note 10)	(201,733,458)

Net decrease	(179,057,996)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,990,472,900
End of year	$2,811,414,904

The accompanying notes to financial statements
are an integral part of this statement.

ITW SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

Employer Identification Number 36-1258310, Plan Number 003

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee also serves as an investment advisor of The Northern Trust Company funds. Voya (the “Recordkeeper”) served as a recordkeeper of the Plan for the 2014 and 2013 plan years.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible after being hired. After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined. Automatically-enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached, unless a participant elects otherwise.

The Company provides for a matching contribution based on each participant’s contribution rate and eligible Plan compensation. The Plan provides for a Company matching contribution immediately upon the start of participant contributions.

The Plan also provides for an enhanced Company match and additional contribution (“Company Basic Contribution”) to certain eligible participants. Certain eligible participants include all employees hired on or after January 1, 2007 and all employees of certain business units participating on or after this date (“Group II”) as designated by the ITW Employee Benefits Steering Committee (“EBSC”). Certain other business units participating on or after the above date as designated by the EBSC and all Plan participants as of December 31, 2006 (“Group I”) are not eligible for the enhanced Company match and additional contribution.

The Company matching contribution for each group is as follows:

Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Group II Company Basic Contribution formula is based on age and years of service. Eligible Group II participants must have completed one year of service and be age 21 or older to receive this contribution.

Contributions are subject to certain limitations.

Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions on transfers between funds. Within the first path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six core funds in the second path.

Vesting

Participants’ interest in their employee and Company matching contribution accounts are fully vested at all times. Eligible Group II participants’ interests in their Company Basic Contribution accounts are fully vested after three years of service.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, a participant may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the Plan document.

Forfeitures

Forfeitures, primarily representing the unvested portion of Company Basic Contributions and former companies’ contributions, amounting to $1,038,000 and $1,052,000 as of December 31, 2014 and 2013, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The former companies’ contributions represent amounts from former plans that merged into the Plan. In 2014, Company contributions were reduced by $779,000 from forfeited and nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the Plan’s interest in the fair value of the investment contracts held in the Master Trust as well as the Plan’s interest of the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a complete description of the valuation methodologies used for assets measured at fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Net Appreciation/ (Depreciation)

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s interest of Master Trust net investment gain or (loss).

3. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

The average yields based on annualized earnings were approximately 1.9% for 2014 and 2013. The average yields based on interest rate credited to participants were approximately 1.7% for 2014 and 2013.

Through the Stable Asset Fund, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Although the investment contracts are reported at fair value as described in Note 2 and Note 5, contract value is applied to participant account balances since that is the amount participants would receive if they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

4. MASTER TRUST

Through the Master Trust agreement, three investment accounts were established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). The Plan’s interest in the DC Investment Account has an interest in the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”). The Plan does not have an interest in the ITW Defined Benefit Plans’ Investment Account (the “DB Investment Account”). Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest of the corresponding total of the Master Trust net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2014 and 2013 are as follows:

	2014	2013
Assets
Interest and dividends receivable	$2,751,886	$3,028,680
Due from brokers	1,911,374	-
Total receivables	4,663,260	3,028,680

Investments at fair value
Interest-bearing cash	3,206,259	5,879,568
Interest in collective trust funds	1,198,417,824	1,245,952,527
Interest in Collective Investment Account	300,078,894	329,962,779
Interest in mutual funds	285,673,695	322,382,715
Investment contracts with insurance companies	452,763,904	483,619,645
Company common stock	394,669,163	397,978,218
Common stock	121,792,882	139,651,714
Real estate	14,720,824	16,056,585
Total investments	2,771,323,445	2,941,483,751

Total assets	2,775,986,705	2,944,512,431

Liabilities
Operating payables	2,024,887	2,027,918

DC Investment Account Net Assets	$2,773,961,818	$2,942,484,513

For the year ended December 31, 2014, the net earnings on investments in the DC Investment Account are as follows:

Interest from interest-bearing cash	$7,702
Interest from investment contracts with insurance companies	9,125,119
Company common stock dividends	7,878,156
Common stock dividends	1,704,864
Net gain on sale of common stock	5,254,005
Unrealized appreciation of common stock	51,193,479
Net investment gain from collective trust funds	75,472,495
Net investment gain from Collective Investment Account	12,161,371
Net investment gain from mutual funds	295,153
Net gain from real estate	900,086
Investment management fee	(1,662,394)
Net investment gain	$162,330,036

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s interest in the DC Investment Account net investment gain represents an allocation of the common gain. The Plan’s interest in the DC Investment Account assets and net investment gain was 99.4% at December 31, 2014 and 99.5% at December 31, 2013.

The Plan’s interest in the DC Investment Account includes an interest in the Collective Investment Account. The net assets in the Collective Investment Account as of December 31, 2014 and 2013 are as follows:

	2014	2013
Assets
Noninterest-bearing cash	$8,944	$29,784

Interest and dividends	1,194,665	1,050,000
Due from brokers	1,775,725	3,161,970
Total receivables	2,970,390	4,211,970

Investments at fair value
Interest bearing cash	1,331,100	2,618,871
Interest in collective trust funds	14,003,681	16,270,923
Corporate bonds	1,352,211	805,967
Preferred stock	1,942,737	2,348,129
Common stocks	537,100,816	617,269,400
Real estate	2,901,247	2,306,236
Total investments	558,631,792	641,619,526

Total assets	561,611,126	645,861,280

Liabilities
Operating payables	907,968	989,071
Due to brokers and other liabilities	3,740,803	3,117,118
Total liabilities	4,648,771	4,106,189

Collective Investment Account Net Assets	$556,962,355	$641,755,091

For the year ended December 31, 2014, the net earnings on investments in the Collective Investment Account are as follows:

Interest from interest-bearing cash	$4,673
Preferred stock dividends	31,289
Common stock dividends	9,326,523
Net gain on sale of common stock	9,822,536
Unrealized appreciation of common stock	12,794,870
Net investment gain from collective trust funds	24,696
Net investment gain from real estate income	81,063
Investment management fee	(3,833,140)
Net investment gain	$28,252,510

The Plan’s interest in the Collective Investment Account assets and net investment gain represents an allocation of the common assets and gain. The Plan’s interest in the Collective Investment Account net assets and the net investment gain was 53.55% at December 31, 2014 and 51.11% at December 31, 2013.

5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Interest-bearing cash is recorded at cost, which approximates fair value.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares held by the          Master Trust investment accounts at year end.

Investment contracts with insurance companies are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations (Note 3).

Synthetic investment contracts held in the DC Investment Account are valued at representative quoted market prices of the underlying investments. This means that the current market value of such contracts is discounted by wrapper fees underlying the contract. Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.

Common and preferred stock is valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Real estate is valued at closing price reported in the market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the DC Investment Account’s and Collective Investment Account’s assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
DC Investment Account
Cash & cash equivalents	$3,206,259	$ —	$ —	$3,206,259
Mutual funds
Diversified bond funds	118,014,082	—	—	118,014,082
Diversified foreign stock funds	167,659,613	—	—	167,659,613
Collective trust funds
Diversified bond funds (a)	—	459,988,807	—	459,988,807
Large company U.S. stock funds (b)	—	480,177,565	—	480,177,565
Mid & small company U.S. stock funds (c)	—	108,359,027	—	108,359,027
Diversified foreign stock funds (d)	—	149,892,425	—	149,892,425
Company common stock	394,669,163	—	—	394,669,163
Common stock	121,792,882	—	—	121,792,882
Interest in Collective Investment Account
Cash & cash equivalents	715,023	—	—	715,023
Collective short-term investment fund (e)	—	7,522,324	—	7,522,324
Corporate bonds	—	726,364	—	726,364
Preferred stock	1,043,575	—	—	1,043,575
Common stock	288,513,152	—	—	288,513,152
Real estate	1,558,456	—	—	1,558,456
Investment contracts with insurance companies
Guaranteed investment contracts	—	—	217,595,013	217,595,013
Synthetic investment contracts	—	235,168,891	—	235,168,891
Real estate	14,720,824	—	—	14,720,824
Total investments at fair value	$1,111,893,029	$1,441,835,403	$217,595,013	$2,771,323,445

Collective Investment Account
Cash & cash equivalents	$1,331,099	$ —	$ —	$1,331,099
Collective short-term investment fund (e)	—	14,003,681	—	14,003,681
Corporate bonds	—	1,352,211	—	1,352,211
Preferred stocks	1,942,737	—	—	1,942,737
Common stocks
Large company stocks	183,835,585	—	—	183,835,585
Mid & small company stocks	208,609,222	—	—	208,609,222
Foreign company stocks	144,656,009	—	—	144,656,009
Real estate	2,901,248	—	—	2,901,248
Total investments at fair value	$543,275,900	$15,355,892	$ —	$558,631,792

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
DC Investment Account
Cash & cash equivalents	$5,879,568	$ —	$ —	$5,879,568
Mutual funds
Diversified bond funds	113,463,485	—	—	113,463,485
Diversified foreign stock funds	208,919,230	—	—	208,919,230
Collective trust funds
Diversified bond funds (a)	—	443,009,355	—	443,009,355
Large company U.S. stock funds (b)	—	489,569,822	—	489,569,822
Mid & small company U.S. stock funds (c)	—	130,466,124	—	130,466,124
Diversified foreign stock funds (d)	—	182,907,226	—	182,907,226
Company common stock	397,978,218	—	—	397,978,218
Common stock	139,651,714	—	—	139,651,714
Interest in Collective Investment Account
Cash & cash equivalents	1,346,795	—	—	1,346,795
Collective short-term investment fund (e)	—	8,367,574	—	8,367,574
Corporate bonds	—	414,481	—	414,481
Preferred stock	1,207,561	—	—	1,207,561
Common stock	317,440,350	—	—	317,440,350
Real estate	1,186,018	—	—	1,186,018
Investment contracts with insurance companies
Guaranteed investment contracts	—	—	255,432,412	255,432,412
Synthetic investment contracts	—	228,187,233	—	228,187,233
Real estate	16,056,585	—	—	16,056,585
Total investments at fair value	$1,203,129,524	$1,482,921,815	$255,432,412	$2,941,483,751

Collective Investment Account
Cash & cash equivalents	$2,618,871	$ —	$ —	$2,618,871
Collective short-term investment fund (e)	—	16,270,923	—	16,270,923
Corporate bonds	—	805,967	—	805,967
Preferred stocks	2,348,129	—	—	2,348,129
Common stocks
Large company stocks	289,319,398	—	—	289,319,398
Mid & small company stocks	223,386,745	—	—	223,386,745
Foreign company stocks	104,563,257	—	—	104,563,257
Real estate	2,306,236	—	—	2,306,236
Total investments at fair value	$624,542,636	$17,076,890	$ —	$641,619,526

a)
This fund’s strategy is to invest in a diversified portfolio of fixed income securities including investment grade bonds, inflation index bonds, high yield bonds and foreign bonds. The fund allows for daily liquidation with no additional notice required for redemption.

b)
This fund’s strategy is to invest in large sized stocks and seeks a balance between value and growth investment styles. 85% of the portfolio is managed passively. The fund allows for daily liquidation with no additional notice required for redemption.

c)
This fund’s strategy is to invest in mid and small sized stocks, balancing value and growth investment styles. The 70% small company component is actively managed while the 30% mid cap stocks component is passively managed. The fund allows for daily liquidation with no additional notice required for redemption.

d)
This fund’s strategy is to invest in companies based outside the U.S. in both developed and emerging market countries. 55% of the portfolio is actively managed and 45% is passively managed. The fund allows for daily liquidation with no additional notice required for redemption.

e)	The strategy of the short-term investment fund is to invest in high-quality, short-term securities. The fund allows for daily liquidation with no additional notice required for redemption.

Level 3 Assets

The table below sets forth a summary of changes in the fair value of the DC Investment Account’s Level 3 assets for the year ended December 31, 2014:

Guaranteed Investment Contracts
Balance, beginning of year	$255,432,412
Interest credited	4,676,295
Unrealized net losses relating to instruments still held at the reporting date	(1,774,706)
Purchases	10,000,000
Sales	(50,738,988)
Balance, end of year	$217,595,013

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values of those inputs for the year ended December 31, 2014.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$217,595,013	Discounted Cash Flow	Credit Adjusted Discount Rates Current Crediting Rates Duration Payout Date Payout Percentage	0.015% – 1.972% 1.30% – 3.03% 0.25 – 4.19 years 3/31/15 – 5/31/19 19%-100%	0.73%

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values of those inputs for the year ended December 31, 2013.

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Guaranteed investment contracts	$255,432,412	Discounted Cash Flow	Credit Adjusted Discount Rates Current Crediting Rates Duration Payout Date Payout Percentage	0.068% – 1.621% 1.16% – 3.03% 0.25 – 4.75 years 3/31/14 – 10/1/18 19%-100%	0.71%

The significant unobservable inputs used in the fair value measurements of the Plan’s guaranteed investment contracts includes current crediting rates, contract duration and credit adjusted discount rates. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement.

6.	ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.	RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee. In addition, the Recordkeeper was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contributions’ portion of their accounts.

9.	TAX STATUS

The Plan obtained its latest determination letter on September 16, 2013, in which the Internal Revenue Service stated that the Plan and related Trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Company believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for the years prior to 2011.

10. TRANSFERS (TO) FROM OTHER PLANS

Assets transferred (to) from the following plans in 2014:

Plan Name	Transfer Date	Assets Transferred (to) from Other Plans
Coeur, Inc. Employees Savings Trust	02/12/14	$3,446,712
Signode Industrial Packaging LLC Retirement Plan	06/02/14	(205,182,531)
ITW Bargaining Savings and Investment Plan (“BSIP”)	Various	2,361
Total transfers (to) from other plans		$(201,733,458)

The above asset transfers into and from the Plan, except for BSIP, were the result of plan mergers. Substantially all of the assets from the above plan mergers were transferred to the Plan on or near the effective date. Assets from BSIP represent transfers of individual participant account balances due to changes in job classification.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	As of December 31
	2014	2013
Net assets available for benefits per the financial statements	$2,811,414,904	$2,990,472,900
Adjustment to fair value for fully benefit-responsive investment contracts	8,947,353	8,197,599
Amounts allocated to withdrawing participants	(1,650,921)	(3,264,460)
Net assets available for benefits per the Form 5500	$2,818,711,336	$2,995,406,039

The following reconciles net investment income per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net investment income per the financial statements	$162,441,175
Adjustment to fair value for fully benefit-responsive investment contracts at:
December 31, 2014	8,947,353
December 31, 2013	(8,197,599)
Net investment income per the Form 5500	$163,190,929

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value.

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to participants per the financial statements	$301,094,223
Amounts allocated to withdrawing participants at:
December 31, 2014	1,650,921
December 31, 2013	(3,264,460)
Benefits paid to participants per the Form 5500	$299,480,684

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2014, but not yet paid as of that date.

12. SUBSEQUENT EVENTS

Effective April 1, 2015, the Plan Recordkeeper was changed to Empower Retirement.

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued. Except as described above, there were no subsequent events that require recognition or additional disclosure in these financial statements.

Schedule

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2014

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$61,903,662

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at December 31, 2014, lowest 3.25% to highest 13.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 26, 2015.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 26, 2015	By: /s/ Karen Tulloch
Karen Tulloch
Vice President, Human Resources